File No. 1-8610

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

Commission File Number l-8610

SBC SAVINGS AND SECURITY PLAN

SBC COMMUNICATIONS INC.

175 E. Houston, San Antonio, Texas 78205

Financial Statements, Supplemental Schedules and Exhibit

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003	2
Statement of Changes in Net Assets Available for Benefits for the
Year Ended December 31, 2004	3
Notes to Financial Statements	4

Supplemental Schedules:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	8
Schedule H, Line 4j – Schedule of Reportable Transactions	14

Exhibit:

23 - Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

SBC Communications Inc., Plan Administrator

for SBC Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of SBC Savings and Security Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

San Antonio, Texas

June 14, 2005

SBC SAVINGS AND SECURITY PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

(Dollars in Thousands)

	December 31,
	2004	2003
ASSETS

Investments (See Note 3)	$4,956,665	$4,732,060
Dividends and interest receivable	54	31
Receivable for investments sold	423	603
Other	1	-

Total Assets	4,957,143	4,732,694

LIABILITIES

Administrative expenses payable	3,163	2,025
Payable for investments purchased	-	3,305
Excess Contribution	-	29

Total Liabilities	3,163	5,359

Net Assets Available for Benefits	$4,953,980	$4,727,335

See Notes to Financial Statements.

SBC SAVINGS AND SECURITY PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2004

(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2003	$4,727,335

Additions to Net Assets:
Contributions:
Participant contributions	296,574
Employer contributions	155,559
452,133

Investment Income:
Net appreciation in value of investments	109,655
Dividends on SBC common shares	119,984
Interest	47,096
Transfer from SBC Savings Plan	143

276,878
Total Net Additions	729,011

Deductions from Net Assets:
Administrative expenses	7,541
Distributions	494,825

Total Deductions	502,366

Net Assets Available for Benefits, December 31, 2004	$4,953,980

See Notes to Financial Statements.

SBC SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS

(Dollars in Thousands)

1.

Plan Description - The SBC Savings and Security Plan (Plan) was established by SBC Communications Inc. (SBC or the Company) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Participants can invest their contributions in one or more of the following funds in five dollar or 1% increments: the SBC Shares Fund, the Bond Fund, the Large Cap Stock Fund, the Interest Income Fund, the Asset Allocation Fund, the Global Equity Fund, the Mid and Small Cap Stock Fund and the International Stock Fund.

Company matching contributions are made solely in the form of shares of SBC’s common stock held in an Employee Stock Ownership Plan (ESOP) which is a separate investment account of this Plan.

Dividends on shares in the SBC Shares Fund and the ESOP can either be reinvested in the SBC Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. At the end of the year, dividends held in the DFA are paid out to the participant. Interest earned on dividends held in the DFA will be paid into the SBC Shares Fund. During 2004, Plan participants elected to receive $23,395 in dividend distributions. This amount is included in distributions on the statement of changes in net assets.

Although it has not expressed any intent to do so, SBC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

2.

Accounting Policies - The values of investments are determined as follows: SBC common shares on the basis of the closing price as reported on the New York Stock Exchange; contracts with insurance companies and other financial institutions at principal plus reinvested interest which approximates fair value; common collective trust funds at values obtained from fund managers; and temporary cash investments at cost, which approximates fair value. Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

SBC SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

3.	Investments - Investments representing 5% or more of Plan net assets at either December 31, 2004 or 2003 were:

	2004	2003
Employee Stock Ownership Plan *
SBC common shares	$1,077,580	$1,034,075

SBC Shares Fund
SBC common shares	$1,399,224	$1,507,927

Large Cap Stock Fund
Barclays Global Investors Equity Index Fund F	$597,678	$528,101

Asset Allocation Fund
Barclays Global Investors U.S. Tactical	$253,375	$228,188

*	Nonparticipant-directed

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Common Stock	$(30,071)
Common Collective Trusts	139,726
Total	$109,655

The Interest Income Fund consists of contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. For the years ended December 31, 2004 and 2003, the average interest rates earned on these contracts were 4.07% and 4.44%. At December 31, 2004, the fixed crediting interest rates on these contracts ranged from 1.66% to 7.62%. At December 31, 2003, the fixed crediting interest rates on these contracts ranged from 3.24% to 7.97%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2004 or 2003.

The Interest Income Fund invests in both guaranteed investment contracts (GICs) and synthetic investment contracts (SICs). SICs differ from GICs in that the assets supporting the SICs are owned by the Plan. A bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and the contract value. The assets supporting the GICs and SICs generally consist of high quality fixed income securities with a fair value of $776,475 and $778,091 at December 31, 2004 and 2003.

The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

SBC SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

4.

Nonparticipant-Directed Investments - Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 is as follows:

	2004	2003
Assets
SBC common shares	$1,077,580	$1,034,075
Temporary cash investments	1,223	4,069
Dividends and interest receivable	4	2
Receivable for investments sold	423	603
Total Assets	1,079,230	1,038,749

Liabilities
Administrative expenses payable	695	430
Payable for investments purchased	-	3,305
Total Liabilities	695	3,735

Net Assets Available for Benefits	$1,078,535	$1,035,014

2004

Net Assets Available for Benefits, December 31, 2003	$1,035,014

Employer contributions [1]	156,440
Interest income	26
Transfers from SBC Savings Plan	46
Net depreciation in fair value of investments	(10,586)
Administrative expenses	(1,641)
Distributions	(84,191)
Transfers to other fund(s)	(16,573)
43,521

Net Assets Available for Benefits, December 31, 2004	$1,078,535

1 Employer contributions includes forfeitures allocated from the SBC Shares Fund.

SBC SAVINGS AND SECURITY PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

(Dollars in Thousands)

5.	Tax Status - The Plan has received a determination letter from the Internal Revenue Service dated

March 25, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

6.	Reconciliation of Financial Statements to Form 5500 - The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2004	2003

Net Assets Available for Benefits per the financial statements	$4,953,980	$4,727,335

Less: Distribution payable to participants	(2,672)	(5,022)

Net Assets Available for Benefits per the Form 5500	$4,951,308	$4,722,313

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2004:

Distributions to participants per the financial statements	$494,825

Add: Distributions payable to participants at December 31, 2004	2,672

Less: Distributions payable to participants at December 31, 2003	(5,022)

Distributions to participants per the Form 5500	$492,475

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

SBC SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

(Dollars in Thousands)

Identity of Issue		Description of Investment	Cost	Current Value
Employee Stock Ownership Plan

*	SBC common shares	41,815,304 shares	$940,997	$1,077,580
*	Mellon Trust of New England, National
	Association	Temporary cash investment	1,222	1,223
	Total Employee Stock Ownership Plan		942,219	1,078,803

SBC Shares Fund

*	SBC common shares	54,296,603 shares		1,399,224
*	Mellon Trust of New England, National
	Association	Temporary cash investment		21,755
	Total SBC Shares Fund		**	1,420,979

Bond Fund

*	Barclays Global Investors Intermediate
	Governement/Credit Bond Index Fund F	7,714,746 units	**	130,302

Large Cap Stock Fund

*	Barlcays Global Investors Equity Index
	Fund F	35,095,625 units	**	597,678

Interest Income Fund

	Bank of America Wrapper	Synthetic GIC
		#99-086, 4.04%, ***		(1,364)
	Capital Fin Asset Trust	Large Equipment Loan		2,024
	Chase Manhattan Auto Owner Trust	Prime Auto		2,897
	Commercial Mortgage Asset Trust	Conduit		2,455
	Credit Suisse First Boston	Conduit		5,128
	Credit Suisse First Boston	Collateralized Mtg Obligation Commercial/Corporate		8,122
	Fleet Credit Card MT	Bank Credit Card		1,987
	Federal Home Loan Mortgage Company	Agency Debenture		4,421
	Federal Home Loan Mortgage Multiclass	Agency PAC		3,572
	Federal National Mtg Assn. - Adj Rate Mtg.	Agency Hybrid		6,159
	Federal National Mtg Assn. - GTD REMIC.	FNMA Remic		6,794
	Federal National Mtg Assn. - GTD REMIC.	Home Equity Agency		1,897
	Federal National Mtg Assn. - GTD REMIC.	Agency PAC		1,727
	Household Private Lab MT2	Retail Credit Card		5,213
	MBNA Master Credit Card Trust	Monoline Credit Card		1,685

SBC SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2004

(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value

Marriot Vacation Club Owner	Collateralized Mtg Obligation Commercial/Corporate		2,011
Nordstrom Pvt Lbl CC MT	Retail Credit Card		5,129
Prime Credit Card MT	Retail Credit Card		5,167
Residential Funding Mtg Sec	Home Equity 2nd Monoline		5,938
United States Treasury	Treasury Note		4,905
United States Treasury	Treasury Note		20,393
Cash on Hand	Cash		1,291
			97,551

IXIS Financial	Non-Participating Synthetic		4,026
	#436-01, 7.00%, ***

IXIS Financial	Non-Participating Synthetic		4,057
	#436-02, 7.01%, ***

JP Morgan Chase Wrapper	Synthetic GIC
	#426424-T, 4.16%, ***		(1,901)
Amex Optima CC MT	Monoline Credit Card		3,087
Citibank Credit Card IT	Bank Credit Card		5,060
Chase Credit Card MT	Bank Credit Card		3,725
Capital One Master Trust	Monoline Credit Card		1,034
Credit Suisse First Boston	Conduit		2,976
Daimler Chrysler NA hldg	Prime Auto		1,494
Daimler Chrysler NA hldg	Prime Auto		8,040
Federal Home Loan Mortgage Multiclass	Agency NAS		5,816
Federal National Mtg Assn. - Adj Rate Mtg.	Agency Hybrid		5,116
Federal National Mtge Assn	MBS AGY FIX		8,089
Federal National Mtge Assn	Agency Debenture		20,449
Federal National Mtge Assn GTD Remic	Agency PAC		3,208
Federal National Mtge Assn Whole Loan	Agency RP ARM		3,556
Household Private lbl. CC	Retail Credit Card		4,170
John Deere Owner Trust	Large Equipment Loan		6,874
Lehman Brothers Comm Conduit Mtg.	Conduit		1,040
Navistar Financial	NonPrime Auto		6,831
USAA Auto Owner Trust	Prime Auto		7,866
United States Treasury	Treasury Note		1,999
WFS Financial Owner Trust	SubPrime Auto		3,756
Cash on Hand	Cash		1,305
			103,590

Metropolitan Life Wrapper	Synthetic GIC
	#28434, 4.11%, ***		(378)
Amex Optima CC MT	Monoline Credit Card		5,601
Carmax Auto Owner Trust	NonPrime Auto		185

SBC SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2004

(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
Citibank Credit Card IT	Bank Credit Card		4,032
Chase Manhattan Auto Owns Trust	Conduit		2,455
Federal Home Loan Mtg Multiclass	Agency NAS		8,585
Federal National Mtg. Assn.	Agency MF BLN		5,373
Federal National Mtg. Assn. - ACES	Agency MF FIX		4,744
Federal National Mtg Assn GTD Remic	Home Equity Agency		4,151
Federal National Mtg Assn Whole Loan	Agency ARM AA		1,711
Honda Auto Receivables	Prime Auto		8,455
Household Auto Trust	SubPrime Auto		306
Household Auto Trust	SubPrime Auto		6,232
MBNA Master Credit Card Trust	Monoline Credit Card		1,541
Nissan Auto Owners Trust	Prime Auto		7,945
Nomura Asset Securities Corporation	Conduit		8,145
Toyota Auto Owners Trust	Prime Auto		1,910
Union Acceptance Corp	SubPrime Auto		2,784
United States Treasury	Treasury Note		6,867
WFS Financial Owner Trust	SubPrime Auto		3,756
Cash on Hand	Cash		2,252
			86,652

Monumental	Insurance Company General Account		5,997
	MDA00217FR, 7.17%, ***

Monumental Wrapper	Synthetic GIC
	#MDA00292TR, 4.53%, ***		(1,608)
Asset Backed Funding Certificates	Home Equity Senior Sub		2,062
Ameriquest Mtg Securities Inc	Home Equity Senior Sub		2,942
Carmax Auto Owner Trust	Nonprime Auto		464
Caterpillar Financial Asset	Large Equipment Loan		5,477
Capital One Auto	Subprime Auto		121
Capital One Auto	Subprime Auto		6,956
Federal Home Loan Mtg - Adj Rate Mtg.	Agency Hybrid		6,686
Federal National Mtg Assn	Agency MF BLN		5,166
Federal National Mtg Assn - Adj Rate Mtg.	Agency Hybrid		6,312
Federal National Mtg Assn - Adj Rate Mtg.	Agency Hybrid		16,285
Federal National Mtg Assn Whole Loan	Home Equity Agency		6,050
Federal National Mtg Assn Whole Loan	Home Equity Agency		5,742
Federal National Mtg Assn Whole Loan	Home Equity Agency		7,261
Ford Auto Owners Trust	Prime Auto		2,506
Federal Home Loan Mtg - Multiclass.	Home Equity Agency		2,999
KEYCORP	Conduit		909
MBNA Master Trust	Monoline Credit Card		4,139
Morgan Stanley Auto Loan Trust	Prime Auto		7,364
New Century Home Equity Loan	Home Equity Monoline		4,140

SBC SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2004

(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
Pinnacle CBO Ltd	Corp Fin Other		1,072
Res Asset Mtg Products	Home Equity Monoline		4,072
Residential Asset Sec	Home Equity Monoline		2,693
United States Treasury	Treasury Note		8,061
United States Treasury	Treasury Note		16,989
Vanderbilt Mortgage Finance	Mfg HsgSrSub		1,408
World Omni Auto Receivables Trust	Prime Auto		3,527
Cash on Hand	Cash		430
			130,225

Prudential Ins Co	Account
	#10021-213, 7.03%, ***		2,639

Prudential Ins Co	Account
	#10021-214, 6.02%, ***		2,522

Prudential Ins Co	Account
	#10072-213, 6.99%, ***		2,633

Prudential Ins Co	Account
	#GA1007221, 7.48%, ***		9,297

Rabobank Nederland	Synthetic GIC
	SBC-060201, 3.95%, ***		354
Chase Manhattan Auto Owner Trust	Prime Auto		6,884
Federal Home Loan Mtg - Adj Rate Mtg	Agency Hybrid		6,561
Federal Home Loan Mtg Company	Agency Debenture		9,947
Federal Home Loan Mtg Multiclass	Agency NAS		15,843
Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP		2,311
Federal National Mtg Assn Debs	Agency Debenture		4,496
Federal National Mtg Assn Whole Loan	Home Equity Agency		8,112
Federal National Mtg Assn Whole Loan	Home Equity Agency		6,186
Federal National Mtg Assn Whole Loan	Collateralized Mtg Obligation Commercial/Corporate		6,055
GMACC Commercial Mtg. Securities	Conduit		7,561
Nissan Auto Receivables Trust	Prime Auto		7,081
Saxon Asset Securities Trust	ABS Home Equity		2,883
Wachovia Auto Owner Trust	Prime Auto		8,018
Cash on Hand	Cash		420
			92,712

State Street Wrapper	Synthetic GIC
	#99039, 4.61%, ***		(1,279)
Amerx. Optima CC MT	Monoline Credit Card		2,925

SBC SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2004

(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
Bank of America Commercial Mortgage	Conduit		5,327
Bank One Insurance Trust	Bank Credit Card		9,894
Cendant Timeshare Receivables Funding	Collateralized Mtg Obligation Commercial/Corporate		1,312
Commercial Mtg Acceptance Corp	Conduit		234
Chase Manhattan Auto Owns Trust	Prime Auto		1,704
COAFT	SubPrime Auto		844
Capital One Master Trust	Monoline Credit Card		6,207
Delta Funding HEL Trust	Home Equity Monoline		730
Federal Home Loan Mtg Corp	Agency Hybrid		289
Federal Home Loan Mtg Corp	Agency PAC		12,205
Federal Home Loan Mtg Corp	Agency PAC		7,016
Federal National Mtg Assn	Agency MF BAL		5,685
Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP		12,843
Federal National Mtg Assn Whole Loan	Home Equity Agency		3,066
Federal National Mtg Assn Whole Loan	Agency ALT-A		3,816
Federal National Mtg Assn Whole Loan	Home Equity Agency		7,147
Federal National Mtg Assn GTD Remic	Home Equity Agency		3,243
KEYCORP	Conduit		1,819
MBNA Master Trust	Monoline Credit Card		1,513
MBNA Credit Card Master Note Trust	Monoline Credit Card		2,069
United States Treasury	Treasury Note		1,999
United States Treasury	Treasury Note		13,255
United States Treasury	Treasury Note		8,428
United States Treasury	Treasury Note		2,988
Cash on Hand	Cash		105
			115,384

SunAmerica Life Insurance	Account
	#FA-5010, 7.14%, ***		10,736

UBS Wrapper	Synthetic GIC
	#5029, 3.60%, ***		17
Americredit Auto Rec	SubPrime Auto		2,740
Chase Credit Card MT	Bank Credit Card		2,587
COAFT	SubPrime Auto		1,055
Commercial Mtg Pass-Thru Cert	Conduit		7,605
Federal Home Loan Mtg - Adj Rate Mtg	Agency Hybrid		296
Federal Home Loan Mortgage Corporation	Agency Debenture		3,697
Federal Home Loan Mortgage Corporation	Agency PAC		6,914
Federal Home Loan Mortgage Corporation	Agency NAS		11,903
Fifth Third Auto Trust	AB-Prime Auto		8,037
Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP		9,252

SBC SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR) – (continued)

December 31, 2004

(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
Federal National Mtg Assn - Adj Rate Mtg	Agency HYB PP		9,209
Federal National Mtg Assn Whole Loan	Home Equity Agency		3,025
Federal National Mtg Assn Whole Loan	Home Equity Agency		3,066
Federal National Mtg Assn Whole Loan	Home Equity Agency		3,647
Federal National Mtg Assn Whole Loan	Home Equity Agency		6,097
Morgan Stanley Capital	Conduit		7,551
Res Asset Mtg Products	Home Equity Monoline		3,054
Structured Adjustable Rate Mortgage Loan	Collateralized Mtg Obligation Commercial/Corporate		6,436
United States Treasury	Treasury Note		2,998
United States Treasury	Treasury Note		1,033
Cash on Hand	Cash		1,218
			101,437

* Mellon Trust of New England, National
Association	Temporary cash investment		13,215
Total Interest Income Fund		**	782,673

Asset Allocation Fund

* Barclays Global Investors U.S. Tactical
Asset Allocation Fund	13,725,644 units		253,375

Global Equity Fund

* Barclays Global Investors U.S. Equity
Market Fund F	2,780,452 units		86,111
* Barclays Global Investors EAFE Equity
Index Fund F	1,365,980 units		29,109
Total Global Equity Fund			115,220

Mid and Small Cap Stock Fund

Extended Equity Market Fund F	9,562,645 units		190,870

International Stock Fund

International Stock	4,227,521 units		90,089

Loan Fund

* Loans to Plan Participants	5.00% - 6.25%		296,676

TOTAL			$4,956,665

*	Party-in-Interest.
**	Participant-directed investment, cost not required.

***   Synthetic Insurance Contracts, no stated maturity.

SBC SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2004

(Dollars in Thousands)

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (iii) – Series of Transactions in Excess of 5 Percent of Plan Assets

*SBC Communications Inc.	SBC Communications Inc. common stock	$ 152,595	$ –	$ 152,595	$ 152,595	$ –
*SBC Communications Inc.	SBC Communications Inc. common stock	–	89,319	73,598	89,319	15,721
*Mellon Trust of New England, N.A.	Pooled Employee Funds Daily Liquidity Fund	188,211	–	188,211	188,211	–

*Mellon Trust of New England, N.A.	Pooled Employee Funds Daily Liquidity Fund	–	191,057	191,057	191,057	–

* All transactions were purchased and sold on the market.

There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

SBC SAVINGS AND SECURITY PLAN

By SBC Communications Inc., Plan Administrator
for the Foregoing Plan

By	/s/ Karen E. Jennings
Karen E. Jennings
Senior Executive Vice President -
Human Resources and Communications

Date: June 23, 2005

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23	Consent of Independent Registered Public Accounting Firm